UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 34*)

NAM TAI PROPERTY INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

629865 205

(former CUSIP Number)

G63907102

(current CUSIP Number)

Mr. M. K. Koo

c/o Nam Tai Property Inc.

Gushu Community, Xixiang Street

Baoan, Shenzhen

People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

NOTE: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 204.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G63907102 (former CUSIP No.: 629865 205)	Page 2 of 4

1	NAME OF REPORTING PERSONS Ming Kown KOO and Sui Sin CHO (Husband and Wife) S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON None
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G63907102 (former CUSIP No.: 629865 205)	Page 3 of 4

This statement constitutes Amendment No. 34 to the Schedule 13D dated May 29, 1997. This statement relates to the common shares, $0.01 par value (the “Common Shares”) of Nam Tai Property Inc. (the “Company”) organized under the laws of the British Virgin Islands, with principal executive offices located at Gushu Community, Xixiang Street, Baoan, Shenzhen, People’s Republic of China.

This Amendment No. 33 to Schedule 13D amends and supplements the Schedule 13D as follows. Except as provided herein, this Amendment No. 33 does not modify any of the information previously reported on such Schedule 13D, including any amendment thereto.

Item 5. Interest in Securities of the Issuer.

(a) As a result of receipt of the purchase price by the Reporting Persons on August 11, 2017, for the sale of the Company’s Common Shares held by them (“Sale Shares”) to Kaisa Group Holdings Limited (“Kaisa”), in accordance with the terms of the share purchase agreement, dated as of July 11, 2017, the Reporting Persons no longer have beneficial ownership of any of the Company’s Common Shares.

On August 18, 2017, Computershare Inc. (“Computershare”), the Company’s transfer agent, provided to Kaisa documentary evidence of transfer of the Sale Shares from the Reporting Persons to Greater Sail Limited (“Greater Sail”), a wholly owned subsidiary of Kaisa. Further, on August 21, 2017, Computershare delivered the share certificates for the Sale Shares to Greater Sail’s Hong Kong address, evidencing completion of transfer of the Sale Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2017	/s/ Ming Kown Koo Ming Kown Koo

/s/ Sui Sin Cho Sui Sin Cho